Exhibit 99.1

Pop Culture Group Co., Ltd Reports Fiscal Year 2022 Financial Results

XIAMEN, China, October 28, 2022 /PRNewswire/ -- Pop Culture Group Co., Ltd (“Pop Culture” or the “Company”) (Nasdaq: CPOP), a hip-pop culture company in China, today reported its financial results for the fiscal year ended June 30, 2022.

Fiscal Year 2022 Financial Highlights

●	Total revenue was $32.28 million, an increase of 26% from $25.53 million in fiscal year 2021.

●	Revenue from event hosting was $14.71 million, a decrease of 2% from $14.98 million in fiscal year 2021.

●	Revenue from brand promotion was $8.73 million, an increase of 1,064% from $0.75 million in fiscal year 2021.

●	Revenue from event planning and execution was $8.42 million, a decrease of 8% from $9.20 million in fiscal year 2021.

●	Gross profit was $6.25 million, a decrease of 14% from $7.22 million in fiscal year 2021.

●	Net income was $0.69 million, compared with $4.27 million in fiscal year 2021.

●	Basic and diluted earnings per share were $0.04, compared with $0.25 in fiscal year 2021.

Fiscal Year 2022 Operational Highlights

●	The Company’s concerts and hip-hop events generated an aggregate attendance of 203,233 during the fiscal year ended June 30, 2022.

●	The Company’s online hip-hop programs generated over 210 million views during the fiscal year ended June 30, 2022.

●	The Company served 21 clients in 56 events with respect to event planning and execution during the fiscal year ended June 30, 2022.

Mr. Zhuoqin Huang, Chairman and Chief Executive Officer of Pop Culture, commented, “We continued to deliver recorded performance during fiscal year 2022, as our revenue reached $32.28 million, representing an increase of 26% from fiscal year 2021, despite the challenging and uncertainty macroeconomic headwinds. Our brand promotion business generated an increase of 1,064% in revenue from fiscal year 2021. Our strong financial performance during this year reflected the continued success of our high-quality services to help clients achieve their goals, our expertise and deep understanding of hip-hop culture, and our strong capabilities to meet the needs of our clients.”

Mr. Huang continued, “We developed several strategic initiatives to gain competitive edges on the market. We aim to benefit more street dance organizations through our software-as-a-service (SaaS) platform. There were over 60,000 students using the SaaS platform provided by our subsidiary, Shenzhen Jam Box Technology Co., Ltd., as of June 30, 2022, and we expect to continue to upgrade the SaaS platform, implement horizontal growth strategy, and further provide services to companies from the education and training industry. Also, the development of metaverse-related business remains our priority, we will continue to make investment in metaverse-related business to provide a comprehensive of hip-hop experience to users. Looking forward, we aim to leverage the strengths of our intellectual property portfolio and services to strengthen our existing customer base, attract new customers, and enhance our market position. We believe our solid business model and strategic development plan position us well to capture the growth opportunity in the market and maintain our momentum. As we look to fiscal year 2023, we are excited to deliver innovative content and experience to users and generate long-term value for our shareholders.”

Fiscal Year 2022 Financial Results

Revenue

Following table presents the Company’s revenue by revenue source and by proportion:

	For the Fiscal Years Ended June 30,				Change
	2022	%	2021	%	Amount	%
Event Hosting	$14,711,787	46%	$14,978,643	59%	$(266,856)	(2)%
Brand Promotion	8,733,764	27%	750,315	3%	7,983,449	1,064%
Event Planning and Execution	8,420,328	26%	9,196,773	36%	(776,445)	(8)%
Other Services	415,664	1%	600,826	2%	(185,162)	(31)%
Total revenue	$32,281,543	100%	$25,526,557	100%	$6,754,986	26%

Total revenue increased by $6.75 million, or 26%, to $32.28 million in fiscal year 2022, from $25.53 million in fiscal year 2021.

Revenue from event hosting decreased by $0.27 million, or 2%, to $14.71 million in fiscal year 2022, from $14.98 million in fiscal year 2021. The decrease was primarily because the Company’s PRC operating entities postponed most of their Move It campaigns until July 2022 due to the Covid-19 pandemic.

Revenue from brand promotion increased by $7.98 million, or 1,064%, to $8.73 million in fiscal year 2022, from $0.75 million in fiscal year 2021. The increase was generated from clients’ increasing investment in online platforms like TikTok, Kuaishou, and Xigua.

Revenue from event planning and execution decreased by $0.78 million, or 8%, to $8.42 million in fiscal year 2022, from $9.20 million in fiscal year 2021. The decrease was primarily attributable to a decrease in the number and size of the events the Company’s PRC operating entities undertook.

In fiscal year 2022, other service revenue included music recording service income, digital collection sales income, and SaaS software service income. Other service revenue was $415,664 in fiscal year 2022, a decrease of 31% from fiscal year 2021. Compared with fiscal year 2021, the Company’s PRC operating entities generated revenue from certain newly developed businesses, including $350,886 from music recording services, $55,536 from digital collection sales, and $9,242 from SaaS software services in fiscal year 2022. In fiscal year 2021, the Company’s PRC operating entities generated advertisement distribution service revenue of $616,292, while they did not generate such revenue in fiscal year 2022.

Cost of Revenue

The cost of revenue increased by $7.73 million, or 42%, to $26.04 million in fiscal year 2022, from $18.30 million in fiscal year 2021.

The cost of revenue was derived from the following sources:

	For the Fiscal Years Ended June 30,				Change
	2022	%	2021	%	Amount	%
Event Hosting	$9,853,996	38%	$10,345,925	56%	$(491,929)	(5)%
Brand Promotion	1,358,040	5%	366,433	2%	991,607	271%
Event Planning and Execution	7,332,011	28%	7,553,522	41%	(221,511)	(3)%
Other Services	7,491,964	29%	36,614	1%	7,455,350	20,362%
Total Cost of Revenue	$26,036,011	100%	$18,302,494	100%	$7,733,517	42%

Gross Profit and Gross Margin

Gross profit decreased by $0.98 million, or 14%, to $6.25 million in fiscal year 2022, from $7.22 million in fiscal year 2021. Gross margin was 19% in fiscal year 2022, compared with 28% in fiscal year 2021.

The following table displays the gross profit:

	For the Fiscal Years Ended June 30,
	2022			2021			Change
	Amount	%	GP%	Amount	%	GP %	Amount	%
Event Hosting	$4,857,791	78%	33%	$4,632,718	64%	31%	$225,073	5%
Brand Promotion	7,375,724	118%	84%	383,882	5%	51%	6,991,842	1821%
Event Planning and Execution	1,088,317	17%	13%	1,643,251	23%	18%	(554,934)	(34)%
Other Services	(7,076,300)	(113)%	(1702)%	564,212	8%	94%	(7,640,512)	(1354)%
Total gross profit	$6,245,532	100%	19%	$7,224,063	100%	28%	$(978,531)	(14)%

Operating Expenses

Total operating expenses increased by $3.44 million, or 247%, to $4.83 million in fiscal year 2022, from $1.39 million in fiscal year 2021. Operating expenses as a percentage of total revenue increased to 15.0% in fiscal year 2022 from 5.5% in the same period of last year.

Selling and marketing expenses increased by $0.25 million, or 185%, to $0.38 million in fiscal year 2022, from $0.13 million in fiscal year 2021. The increase was primarily due to sales and marketing staff recruitment and compensation for business development.

General and administrative expenses increased by $3.19 million, or 253%, to $4.45 million in fiscal year 2022, from $1.26 million in fiscal year 2021. The increase was mainly driven by two factors: management bonus for calendar year 2021 was issued in the first quarter of fiscal year 2022; and a majority of legal fees occurred in fiscal year 2021 was IPO-related, thus offset as equity-settled capital reserve, while legal fees in fiscal year 2022 were recorded as administrative expenses.

Income from Operations

Income from operations was $1.42 million in fiscal year 2022, compared to $5.83 million in fiscal year 2021.

Income Tax Expenses

Income tax expenses were $871,231 and $1,416,872 for fiscal year 2022 and 2021, respectively. The decrease was primarily from accrued regular income tax in fiscal year 2020 and a preferential tax rate that Company’s subsidiaries were entitled to.

Net Income

Net income was $0.69 million in fiscal year 2022, compared with $4.27 million in fiscal year 2021. Net income attributable to the Company’s shareholders was $0.79 million in the fiscal year 2022, compared with $4.27 million in fiscal year 2021.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share were $0.04 in fiscal year 2022, compared with basic and diluted earnings per share of $0.25 in fiscal year 2021.

Cash Flows

Net cash used in operating activities was $19.37 million in fiscal year 2022, compared to $4.04 million in fiscal year 2021. Net cash used in investing activities was $0.80 million in fiscal year 2022, compared to $nil in fiscal year 2021. Net cash provided by financing activities was $33.06 million for fiscal year 2022, compared to $3.95 million in fiscal year 2021.

Cash and Cash Equivalents

As of June 30, 2022, the Company had cash and cash equivalents of $14.40 million, compared to $1.32 million as of June 30, 2021.

About Pop Culture Group Co., Ltd

Headquartered in Xiamen, China, Pop Culture Group Co., Ltd is a hip-hop culture company. The Company aims to promote hip-hop culture and its values, and to promote cultural exchanges with respect to hip-hop between the United States and China. With the values of hip-hop culture at its core and the younger generation as its primary target audience, the Company hosts entertainment events, operates hip-hop related online programs, and provides event planning and execution services and brand promotion services to corporate clients. The Company has in recent years focused on developing and hosting its own hip-hop events. For more information, visit the Company’s website at http://ir.cpop.cn/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including the further spread of the COVID-19 virus or new variants thereof, or the occurrence of another wave of cases and the impact it may have on the Company’s operations and the demand for the Company’s services, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and its other filings with the SEC.

For more information, please contact:

Pop Culture Group Co., Ltd

Investor Relations Department

Email: ir@cpop.cn

Ascent Investors Relations LLC

Tina Xiao

President

Phone: 917-609-0333

Email: tina.xiao@ascent-ir.com

POP CULTURE GROUP CO., LTD

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	As of June 30,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash	$14,396,032	$1,319,977
Accounts receivable, net	26,278,634	25,537,236
Advance to suppliers	9,351,431	1,999,876
Prepaid expenses and other current assets	805,427	3,553,028
TOTAL CURRENT ASSETS	50,831,524	32,410,117
Property and equipment, net	71,763	48,393
Intangible asset, net	2,204,411	1,635,321
Operating right-of-use asset	461,399	194,747
Prepaid Taxes	332,022	-
Deferred tax assets	457,649	140,757
Other non-current assets	10,009,200	-
TOTAL ASSETS	$64,367,968	$34,429,335

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$3,792,121	$5,140,990
Accounts payable	966,822	1,900,883
Deferred revenue	47,710	1,648,847
Taxes payable	4,697,267	4,232,391
Due to a related party	149,296	225,000
Accrued liabilities and other payables	229,209	77,567
Operating lease liability – current	208,926	98,427
TOTAL CURRENT LIABILITIES	10,091,351	13,324,105
Long-term bank loans	1,254,087	1,672,370
Operating lease liability - non-current	250,178	104,755
TOTAL LIABILITIES	11,595,616	15,101,230

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Ordinary shares (par value $0.001 per share; 44,000,000 Class A ordinary shares authorized as of June 30, 2021 and 2022; 12,086,923 and 18,286,923 Class A ordinary shares issued and outstanding as of June 30, 2021 and 2022, respectively; 6,000,000 Class B ordinary shares authorized, 5,763,077 Class B ordinary shares issued and outstanding as of June 30, 2021 and 2022) *	24,050	17,850
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	40,158,643	6,643,118
Statutory reserve	1,499,369	1,241,573
Retained earnings	11,028,345	10,498,183
Accumulated other comprehensive (loss) income	69,019	942,822
TOTAL POP CULTURE GROUP CO., LTD SHAREHOLDERS’ EQUITY	52,763,985	19,328,105
Non-controlling interests	8,367	-
TOTAL SHAREHOLDERS’ EQUITY	52,772,352	19,328,105
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$64,367,968	$34,429,335

*	Certain shares are related to the reorganization for the founding shareholders and are presented on a retroactive basis to reflect the reorganization.

POP CULTURE GROUP CO., LTD

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars, except share data)

	For the years ended June 30,
	2022	2021	2020
REVENUE, NET	$32,281,543	$25,526,557	$15,688,080
Cost of revenue	26,036,011	18,302,494	11,158,847
GROSS PROFIT	6,245,532	7,224,063	4,529,233

Selling and marketing	380,723	133,387	110,132
General and administrative	4,448,342	1,258,750	1,256,954
Total operating expenses	4,829,065	1,392,137	1,367,086

INCOME FROM OPERATIONS	1,416,467	5,831,926	3,162,147

Other (expenses) income:
Interest expenses, net	(235,327)	(243,458)	(125,560)
Other (expenses) income, net	377,979	95,946	46,235
Total other expenses, net	142,652	(147,512)	(79,325)

INCOME BEFORE INCOME TAX PROVISION	1,559,119	5,684,414	3,082,822

PROVISION FOR INCOME TAXES	871,231	1,416,872	457,005

NET INCOME	687,888	4,267,542	2,625,817
Less: net income attributable to non-controlling interests	(100,070)	-	189,996
NET INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	787,958	4,267,542	2,435,821

Other comprehensive (loss) income:
Foreign currency translation adjustment	(873,803)	1,335,757	(241,839)
COMPREHENSIVE INCOME	(185,915)	5,603,299	2,383,978
Less: comprehensive income attributable to non-controlling interest	(100,070)	-	174,392
COMPREHENSIVE INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	$(85,845)	$5,603,299	$2,209,586

Net income per share
Basic and diluted	$0.04	$0.25	$0.16

Weighted average shares used in calculating net income per share *
Basic and diluted	20,950,000	17,228,698	14,881,478

*	Certain shares are related to the reorganization for the founding shareholders and are presented on a retroactive basis to reflect the reorganization.

POP CULTURE GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the years ended June 30,
	2022	2021	2020
Cash flows from operating activities:
Net Income	$687,888	$4,267,542	$2,625,817
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	1,307,518	195,187	324,345
Depreciation and amortization	310,343	243,905	233,353
Deferred tax benefit	(334,045)	(47,802)	(84,246)
Non-cash lease expense	84,552	107,139	89,977
Loss/(gain) from disposal of property and equipment	(1,237)	-	19,300
Changes in assets and liabilities:
Accounts receivable	(3,001,954)	(9,259,862)	(5,672,992)
Advance to suppliers	(7,542,591)	1,440,794	(2,531,334)
Amounts due from related parties	-	-	153,586
Prepaid expenses and other current assets	1,533,471	(1,504,345)	(44,002)
Operating lease right-of-use assets	(563,300)	-	-
Other non-current assets	(10,050,789)	268,433	(252,816)
Accounts payable	(898,452)	(1,130,593)	49,588
Deferred revenue	(1,599,990)	(275,888)	1,762,730
Taxes payable	295,333	1,592,715	721,743
Accrued liabilities and other payables	156,840	(52,007)	54,234
Due to a related party	(225,000)	225,000	-
Operating lease liability	476,367	(107,550)	(54,112)
Net cash provided by (used in) operating activities	(19,365,046)	(4,037,332)	(2,604,829)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(82,733)	-	(1,716)
Proceed from disposal of property and equipment	-	-	4,977
Purchase of intangible asset	(720,000)	-	-
Net cash (used in) provided by investing activities	(802,733)	-	3,261

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	3,433,810	6,341,729	1,838,833
Repayments of short-term bank loans	(4,956,629)	(3,472,851)	(1,981,799)
Proceeds from long-term bank loans	(245,791)	1,811,922	-
Repayments of long-term bank loans		-	-
Proceeds from issuance of shares	33,630,162	-	3,817,842
Payment for deferred offering costs	1,197,380	(729,977)	(409,743)
Net cash provided by financing activities	33,058,932	3,950,823	3,265,133

Effect of exchange rate changes	184,902	47,349	40,083

Net increase (decrease) in cash	13,076,055	(39,160)	703,648
Cash at beginning of year	1,319,977	1,359,137	655,489
Cash at end of year	$14,396,032	$1,319,977	$1,359,137

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$398,370	$34,765	$17,408
Interest expense paid	$56,733	$235,361	$126,095